Exhibit 99(b)
(Coopers & Lybrand letterhead)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Triangle Bancorp, Inc.

We have examined management's assertion that Triangle Bank maintained an effective internal control structure over financial reporting as of December 31, 1996, included in the accompanying Management Report on Financial Statements, Assessment of the Internal Control Structure over Financial Reporting, and Compliance with Laws and Regulations.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because inherent limitations in any internal control structure, errors and irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Triangle Bank maintained an effective internal control structure over financial reporting as of December 31, 1996, is fairly stated in all material respects, based upon criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(Sig of Coopers & Lybrand L.L.P.)

March 13, 1997
Raleigh, North Carolina



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